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                                                                  Exhibit (a)(5)


                                [HOLOPHANE LOGO]

JOHN R. DALLEPEZZE
Chairman, CEO
June 25, 1999

Dear Stockholder:

     On behalf of the Board of Directors of Holophane Corporation (the "Company"), I am pleased to inform you that the Company entered into an Agreement and Plan of Merger dated as of June 20, 1999 (the "Merger Agreement"), with National Service Industries, Inc. ("Parent") and NSI Enterprises, Inc. (the "Purchaser"), a wholly-owned subsidiary of Parent, pursuant to which the Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the Company's common stock at $38.50 per Share, net to the seller in cash, less any withholding taxes.

     Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will be merged into the Company (the "Merger"), and each Share outstanding after the Offer (other than Shares held by Parent, the Purchaser or the Company and Shares held by stockholders, if any, who are entitled to and who perfect their appraisal rights under Delaware General Corporation Law) will be converted into the right to receive $38.50 per Share in cash.

     The Board of Directors of the Company has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement are fair to, and in the best interests of, the Company and stockholders and has approved the Offer, the Merger and the Merger Agreement and recommends that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

     In arriving at its decision, the Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which is being filed today with the Securities and Exchange Commission. The Board has received a written opinion dated June 20, 1999 of Salomon Smith Barney Inc. ("Salomon Smith Barney"), the Company's financial advisor, to the effect that, as of such date and based upon and subject to the matters stated in such opinion, the $38.50 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision. We urge you to read it carefully.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the Offer, is the Purchaser's Offer to Purchase, dated June 25, 1999, together with related materials including a letter of transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     I personally, along with the entire Board of Directors, management and employees of the Company, thank you for the support you have given the Company.

Very truly yours,
/s/ John R. DallePezze
John R. DallePezze
Chairman of the Board,
President and Chief
Executive Officer

                             HOLOPHANE CORPORATION
  250 E. Broad Street - Suite 1400 - Columbus, OH 43215 - (614) 224-3134 - FAX
                                 (614) 341-2142